EXHIBIT E

RECENT DEVELOPMENTS

The information included in this section supplements the information about Panama contained in Panama’s annual report for the year ended December 31, 2008 on Form 18-K filed with the Commission on September 30, 2009. To the extent the information in this section is inconsistent with the information contained in such annual report, as amended, the information in this section replaces such information. Initially capitalized terms used in this section have the respective meanings assigned to those terms in such annual report, as amended.

Selected Panamanian Economic Indicators(1)

The following table sets forth Panama’s principal economic indicators for the years 2004 through 2008 and indicated periods of 2009:

	2004(R)	2005(R)	2006(R)	2007(R)	2008(E)	2009(*)
Economic Data:
GDP (millions, current dollars)	$14,179	$15,465	$17,137	$19,485	$23,088	n/a
GDP (millions, constant dollars)(2)	$13,099	$14,041	$15,239	$16,998	$18,558	$9,464	(9)
GDP (% change, constant dollars)(2)	7.5%	7.2%	8.5%	11.5%	9.2%	2.4	% (10)
Service Sector (% change, constant dollars)(2)(3)	7.8%	8.3%	9.4%	11.3%	8.1%	n/a
Other (% change, constant dollars)(2)(4)	4.7%	2.7%	7.8%	8.6%	12.9%	n/a
GDP Per Capita (constant dollars)(2)	$4,132	$4,347	$4,646	$5,089	$5,466	n/a
Population (millions)	3.17	3.23	3.28	3.34	3.40	n/a
CPI (% change)	2.0%	3.5%	2.0%	6.5%	6.5%	3.3	%(11)
Unemployment	9.2%	7.6%	6.7%	4.7%	4.2%	6.6	%(12)
Public Finance:
Total Consolidated Non-Financial Public Sector Revenues (millions)	$3,001	$3,474	$4,283	$5,505	$6,020	$4,140	(13)
Total Consolidated Non-Financial Public Sector Expenditures (millions)(5)	$3,087	$3,169	$3,451	$4,138	$5,197	$4,716	(13)
Overall Surplus (Deficit) (millions)	$(691)	$(500)	$88	$683	$98	$(575	)(13)
As % of Current GDP	(4.9)%	(3.3)%	0.5%	3.5%	0.4%	n/a
Central Government Surplus (Deficit) (millions)	$(768)	$(606)	$36	$240	$64	$(410	)(9)
As % of Current GDP	(5.4)%	(3.9)%	0.2%	1.2%	0.3%	n/a
Public Debt(6):
Internal Debt (millions)	$2,758	$2,652	$2,664	$2,195	$1,960	$2,048	(13)
External Debt (millions)	$7,219	$7,580	$7,788	$8,276	$8,477	$9,054	(13)
Total Public Debt (millions)	$9,977	$10,231	$10,453	$10,471	$10,438	$11,103	(13)
Public Debt (as % of Current GDP)
Internal Debt	19.5%	17.1%	15.5%	11.3%	8.5%	n/a
External Debt	50.9%	49.0%	45.4%	42.5%	36.7%	n/a
Trade Data:
Exports (f.o.b.) Goods(7) (millions)	$6,080	$7,375	$8,478	$9,334	$10,323	$5,116	(9)
Imports (c.i.f.) Goods(7) (millions)	$(7,617)	$(8,933)	$(10,190)	$(12,524)	$(14,869)	$(7,776	)(9)
Merchandise Trade Balance (millions)	$(1,537)	$(1,558)	$(1,712)	$(3,190)	$(4,546)	$(2,660	)(9)
Current Account Surplus (Deficit) (millions)	$(1,003)	$(1,022)	$(527)	$(1,407)	$(2,677)	$(700	)(9)
Overall Balance of Payments Surplus (Deficit)(8) (millions)	$(395)	$675	$172	$622	$585	$134.4	(9)
Total Official Reserves(6) (millions)	$624	$1,205	$1,328	$1,927	$2,417	$2,263	(13)

n/a	Not available.
(*)	Most recent available figures are provided.
(R)	Revised figures.
(E)	Estimated figures.
(1)	All monetary amounts in millions of U.S. dollars at current prices, unless otherwise noted.
(2)	Constant GDP figures are based on 1996 constant dollars.
(3)	Including real estate, public administration, commerce, hotels and restaurants, financial services, the Colón Free Trade Zone (or the “CFZ”), Panama Canal, transportation and communications and public utilities.
(4)	Including manufacturing, agriculture and construction.

(5)	Excluding interest on external debt.
(6)	At December 31 for each year indicated except for 2009 figures.
(7)	Including the CFZ.
(8)	Figures were calculated pursuant to the V Version of the Balance of Payments Manual prepared by the IMF.
(9)	As of June 30, 2009.
(10)	Calculated based on June 30, 2009 figures, as compared to June 30, 2008 figures.
(11)	Calculated based on July 31, 2009 figures, as compared to July 31, 2008 figures.
(12)	At August 31, 2009.
(13)	As of September 30, 2009.

Sources: Directorate of Analysis and Economic Policies, Office of the Comptroller General, Banco Nacional de Panamá (“BNP”) and Ministry of Economy and Finance.

National Elections

On May 3, 2009, Ricardo Martinelli (“Martinelli”), President of Cambio Democratico (“CD”), was elected President of Panama for a five-year term with 60.0% of the vote, and took office on July 1, 2009. Martinelli’s coalition, consisting of CD, Partido Panamenista (“Panamenista”), Movimiento Liberal Republicano Nacionalista (“MOLIRENA”) and Union Patriotica (“UP”), won a majority of the 71 seats available in the Assembly, securing 15, 21, two and four seats, respectively. The Partido Revolucionario Democratico (“PRD”) secured 26 seats, the Partido Popular secured one seat, the Vanguardia Moral de la Patria secured none. Two nonpartisan seats were secured.

President Martinelli announced during his inaugural address that under his term, the priorities of the Government will be the security for its citizens and the eradication of corruption within governmental institutions. Moreover, the Government will have a stronger participation in infrastructure projects such as the construction of a metro system to improve the efficiency of the transportation system in the country. Before assuming office, Martinelli indicated his plans to promote various fiscal reforms which would allow the Government to increase its revenues and redirect them towards social investment projects such as the construction of housing for limited income families.

Recent Government Actions

On June 5, 2008, Law No. 34 of 2008 was ratified, establishing a new Social and Fiscal Responsibility Regime, in order to promote sound fiscal policies and management. This Law was published in the Gaceta Oficial Digital No. 26,056 of June 6, 2008, and came into force on January 1, 2009. The new Social and Fiscal Responsibility Regime established by Law No. 34 of 2008 will require any new government to present, during the first six months of its administration, a multi-year social strategy, a five-year financial plan and the macroeconomic criteria to manage public expenditures and to incentivize current savings.

On December 11, 2008, the Cabinet Council of Panama adopted Cabinet Resolution No. 221, published in the Gaceta Oficial Digital No. 26,184 of December 15, 2008, approving a transaction to provide a cap on the cost of bunker fuel for electric generation in 2009, based on fuel prices prevailing at that time. The transaction is aimed at stabilizing the cost of electricity to consumers in 2009. The cost of the program is not considered to be material to the 2009 budget of the Republic.

On January 21, 2009, the Financial Stimulus Program (“Programa de Estímulo Financiero” or “PEF”) was announced by then President Torrijos. The objective of the PEF is to provide up to $1.1 billion to promote economic stability and growth of employment and the economy to counteract the effects of the global economic crisis. The PEF was created under Cabinet Decree No. 9, dated March 9, 2009, published in the Gaceta Oficial Digital No. 26,237 of March 10, 2009, and has as its main objective to compensate for the reduction in credit available to Panamanian banks from international sources due to reductions in credit lines from banks abroad and from the international financial markets. The funds for the program were originally expected to be borrowed from Corporación Andina de Fomento (“CAF”), the Inter-American Development Bank (the “IADB”) and Banco Nacional de Panamá (“BNP”). While negotiations were significantly advanced with each of the financial institutions providing funds for the program, the Republic modified the fundamentals of the program pursuant to Cabinet Decree No. 19, dated June 2, 2009, to reduce the initial amount of the PEF and exclude the portion expected to be borrowed from the IADB while leaving open the possibility for BNP to enhance its support to the program in the future. Funds received under the PEF will be deposited in a trust administered by BNP (as authorized under Cabinet Resolution No. 28, dated March 16, 2009), and benefitting from a guarantee issued by the Republic. The PEF and its trust were duly implemented after the credit facilities were executed, and made publicly available to the Panamanian financial institutions. Panamanian financial institutions seeking access to the PEF will be required to provide full collateral for their borrowings. Interest will be charged at rates determined with reference to the interest on the loans used to fund the trust and to the term of each loan. Additionally, some fees will be assessed to cover administrative costs of the program. In connection with the PEF, President Martinelli issued Executive Decree No. 89, dated July 24, 2009, appointing the new Directive Council of the PEF, which is comprised of five individuals, including the General Manager and Risk Manager of BNP. The role of the Directive Council is to advise the Government on applicable measures to counteract the effects that the global economic crisis may have on Panama and to recommend credit policies applicable to the program.

On April 30, 2009, then President Torrijos issued Executive Decree No. 114 of 2009, published in the Gaceta Oficial Digital No. 26,272-A of April 30, 2009, creating the “Comisión de Alto Nivel para la Defensa de los Servicios Internacionales y Financieros”. This Commission was created as a permanent consultative group to advise the President in relation to the development and implementation of a national policy to maintain the competitiveness of the Republic’s national and international financial services. Through Executive Decree No. 206 dated July 15, 2009, President Martinelli designated the new members of the Commission from both the public and private sectors.

On July 2, 2009, President Martinelli issued Executive Decree No.150, published in the Gaceta Oficial Digital No. 26,316 of July 3, 2009, which came into force on July 2, 2009. This decree created the Secretary of Metro for Panama. The Secretariat is part of the Ministry of the Presidency and is responsible for the organization and execution of all actions necessary with respect to the design, execution, administration, operation and maintenance of the metro transportation system project, which will be known as “El Metro de Panamá”. El Metro de Panamá will be designed in order to provide Panamanians with a more efficient mass transportation system.

On July 22, 2009, President Martinelli issued Executive Decree No. 250, published in the Gaceta Oficial Digital No. 26,329-A of July 22, 2009, which came into force on August 1, 2009. Under this decree, the basic wages of certain positions in the police force have been increased in order to provide citizens better incentive to join the police force and to promote overall security in Panama.

On July 27, 2009, President Martinelli issued Executive Decree No. 97, published in the Gaceta Oficial Digital No. 26,337 of August 3, 2009, and came into effect on August 3, 2009. This decree created the “Comisión para el Logro del Grado de Inversión para la Deuda de Largo Plazo de la República”, a temporary consultative body designed to assist the Republic in seeking to obtain a long-term issuer credit rating of investment grade from Standard & Poor’s, Moody’s Investors Services and Fitch Ratings. Currently, Panama’s long-term issuer credit rating is BB+, Ba1, and BB+, respectively, from those rating agencies, each of which is one level below the investment grade category for each of those rating agencies.

A Standard & Poor’s “BB” rating indicates that an obligor is less vulnerable in the near term than other lower-rated obligors although it faces major ongoing uncertainties and exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitments. The ratings from “AA” to “CCC” for Standard & Poor’s may be modified by the addition of a plus “+” or minus “-” sign to show relative standing within the major rating categories. On November 9, 2009, Standard & Poor’s raised Panama’s credit rating outlook from “stable” to “positive”, citing the Republic’s fiscal responsibility and strong growth prospects due to the planned expansion of the Panama Canal. A Standard & Poor’s rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). A “positive” outlook means that a rating may be raised and a “stable” outlook means that a rating is not likely to change. Obligations rated “Ba” for Moody’s are judged to have speculative elements and are subject to substantial credit risk. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification. The modifier 1 indicates a high-range ranking in the Ba generic rating classification. A Fitch “BB” rating indicates that there is a possibility of credit risk developing, particularly as the result of adverse economic change over time; however, business or financial alternatives may be available to allow financial commitments to be met. The modifiers “+” or “-” may be appended to a Fitch rating to denote relative status within major rating categories.

Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Panama’s current ratings and the rating outlooks currently assigned to Panama are dependent upon economic conditions and other factors affecting credit risk that are outside the control of Panama. Any adverse change in Panama’s credit ratings could adversely affect the trading price for the global bonds. Each rating should be evaluated independently of the others. Detailed explanations of the ratings may be obtained from the rating agencies. The information above was obtained from information available on the websites of the rating agencies.

On September 17, 2009, Law 49 of 2009 was ratified, modifying the Panamanian Fiscal Code. This law was published in the Gaceta Oficial Digital No. 26,370-C of September 17, 2009, and came into force on September 17, 2009, with the exceptions of Articles 9, 10 and 29, which will come into effect on January 1, 2010. Currently, the Republic has one of the lowest tax rates in Latin America, which accounts for approximately 10% of GDP. This Law seeks to modify the Fiscal Code so that the Republic can generate additional revenue to provide for public services. With the additional funds that the Republic will receive, the Republic intends to contribute to social expenses, security expenses and infrastructure development.

On November 6, 2009, Law 69 of 2009 was ratified, governing public contracts. This law was published in the Gaceta Oficial Digital No. 26,402-C of November 6, 2009. The law prohibits modifications or amendments to investment contracts or concession agreements entered into by public sector entities in Panama that would be considered detrimental to the Republic.

In April 2009, the Group of Twenty, or G-20, announced an agreement targeting tax havens and noted that the Organisation for Economic Co-Operation and Development (“OECD”) had published a “grey list” of approximately 40 jurisdictions, including Panama, that had committed to internationally agreed-upon tax reporting standards, but have not yet fully implemented them. Panama has made significant progress toward removing itself from the OECD’s list by continued efforts to provide increased transparency and information sharing. The Government believes it is implementing adequate measures to deal with this matter in order to be removed from the list in the near term.

The Economy

In the first six months of 2009, Panama’s gross domestic product (“GDP”) registered an estimated real increase of 2.4% compared to the same period of 2008. The mining sector grew an estimated 13.1% percent in the first six months of 2009 compared to the same period of 2008 primarily due to an increase in demand for basic material products for construction. Manufacturing activity increased an estimated 0.5% in the first six months of 2009 compared to the same period of 2008 due in part to increased production of meat products and beverage products, and an increase in production mills. In the first six months of 2009, the construction sector grew by an estimated 12.8% compared to the same period of 2008 due to an overall increase in construction projects. The transportation and communications sector grew an estimated 7.8% in the first six months of 2009 compared to the same period of 2008 primarily due to an increase in mobile phone registrations, high-speed internet and international phone services. The financial intermediation sector grew an estimated 2.0% in the first six months of 2009 compared to the same period of 2008 primarily due to an increase in activities from insurance companies.

The agriculture sector decreased an estimated 12.5% in the first six months of 2009 compared to the same period of 2008 primarily due to a decrease in the exports of bananas and other fruit products as well as a decrease in the harvesting of fruits. The fisheries sector decreased an estimated 3.3% in the first six months of 2009 compared to the same period of 2008 due to a decrease in industrial fishing and the capture of fish for commercial purposes. The commerce, hotels and restaurant sector decreased an estimated 6.5% in the first six months of 2009 compared to the same period of 2008 primarily due to the external commercial decrease in the Colón Free Trade Zone (or the “CFZ”) and a decrease in the hotel sector. The real estate sector decreased an estimated 5.1% in the first six months of 2009 compared to the same period of 2008 primarily due to a decrease in international activities related to real estate.

The Government estimates that real GDP growth for 2009 will be 3.5%, as compared to estimated real GDP growth of 9.2% for 2008.

The Assembly approved Panama’s 2009 budget on December 4, 2008. The 2009 budget contemplates total expenditures of $9.8 billion, with budget estimates based on an anticipated 13.5% growth in nominal GDP and an anticipated consolidated non-financial public sector deficit of approximately $263.0 million (or approximately 1.0% of nominal GDP) for 2009.

Public Finance

As of September 30, 2009, total consolidated non-financial public sector revenues were $4.1 billion and total consolidated non-financial public sector expenditures were $4.7 billion, registering an overall deficit of $575.2 million, or 2.3% of GDP, which the Government expects will decrease significantly by year end primarily due to the reforms implemented by the new administration and conservative budget estimates. The Central Government deficit as of July 2009 was $410 million and is expected to increase slightly to $459 million by December 31, 2009. No assurance can be given that these expected deficit results will be realized.

Public Debt

As of September 30, 2009, Panama’s external debt totaled $9.1 billion, up from $8.5 billion as of December 31, 2008. As of September 30, 2009, Panama’s internal debt totaled $2.0 billion, up $88 million from December 31, 2008. Panama’s total public sector debt as of September 30, 2009 was $11.1 billion, up from $10.4 billion as of December 31, 2008.

In an effort to promote the development of Panama’s capital markets, the Government continued in 2008 with a program of Treasury Bill issuances with seven auctions from January 15, 2008 to August 26, 2008. Panama issued $211.0 million of zero-coupon Treasury Bills with short-term maturities of one year or less in Panama’s capital markets. By comparison, the program of Treasury Notes has remained suspended since 2005. As of December 31, 2008, outstanding Treasury Bills amounted to $59.0 million and outstanding Treasury Notes amounted to $565.1 million. As of September 30, 2009, outstanding Treasury Bills amounted to $433.6 million and outstanding Treasury Notes amounted to $265.1 million.

In June 2008, the IADB granted Panama a $51.3 million loan for the financing of commercial development and public/private sector competitiveness progress, furthering the governmental goals of strengthening systematic capacities, which plans were implemented by a $19.7 million financing made available by the IADB. With the support of the IADB, the Republic established and implemented programs to enhance the development of geographic regions with the greatest needs, such as Bocas del Toro, Colón and Provincias Centrales (Coclé, Herrera, Los Santos, Veraguas), with loans of approximately $29 million, $20 million, and $43 million, respectively. The participation of the IADB also included granting of a loan for Empresa de Transmisión Eléctrica S.A., or ETESA, a Republic-owned corporation in charge of energy transmission along its territory. The IADB granted the Republic three loans in 2009 directed to improve living conditions for the poor, energy sector consolidation, and public corporation reforms, for approximately $30 million, $100 million, and $12.5 million, respectively.

Panama’s ratio of total public sector debt to GDP decreased from 70.7% in 2004 to 66.4% in 2005. The ratio of total public sector debt to GDP was 61.0% in 2006. In 2007, Panama’s ratio of total public sector debt to GDP was 53.7%. As of December 31, 2008, the ratio of total public sector debt to GDP was 45.2%, and as of July 31, 2009, the ratio of total public sector debt to GDP was estimated to be 44.6%.

International Trade

Panama concluded its free trade negotiations with the United States in December 2006, and signed a free trade agreement with the United States (the “Trade Promotion Agreement”) on June 28, 2007 that will come into effect upon approval by each country’s legislature. The Panamanian Assembly ratified the Trade Promotion Agreement on July 11, 2007, but the U.S. Congress has yet to ratify the agreement.

As of June 30, 2009, exports including CFZ amounted to $5.1 billion and imports including CFZ amounted to $7.8 billion, resulting in a trade deficit of $2.7 billion.

IMF Relationship

Panama’s most recent standby agreement with the International Monetary Fund (“IMF”) expired in March 2002, and no new standby facility has been arranged. The IMF concluded its most recent Article IV consultation with Panama on June 1, 2009 for year-end 2008. In this review, the IMF Executive Board noted Panama’s strong economic fundamentals during a time of global financial downturn. The IMF Executive Board also welcomed the effective adoption of the Social and Fiscal Responsibility Law to help strengthen fiscal discipline and enhance transparency and accountability, as well as the strong liquidity position of banks and the timely passage of the new Bank Law which will improve bank supervision and the bank regulatory framework.

The Panama Canal

In a national referendum on October 22, 2006, the citizens of Panama voted to approve the canal expansion project proposed by the Panama Canal Authority, and on December 6, 2006, the Cabinet approved the first $120 million of expenditures to begin work. The expansion project includes the building of a new lane of traffic in conjunction with the construction of a third set of locks which will double the Canal’s capacity, allowing increased traffic and larger ships. As part of the canal expansion project, in April 2008 the canal awarded a $177 million contract to the Belgian firm Dredging International to excavate the Pacific entrance of the canal. On July 15, 2009, the construction of the third set of locks was awarded to the Grupo Unidos por el Canal consortium, composed of Sacyr Vallehermoso, S.A., Impregilio S.p.A., Jan de Nul n.v., and Constructora Urbana, S.A. (“CUSA”), for a total base price of approximately $3.1 billion. On August 11, 2009, Grupo Unidos por el Canal provided a performance bond of $400 million to the Panama Canal Authority. Construction began in the third quarter of 2009.

The Panama Canal Authority announced that toll revenues for the fiscal year ended September 30, 2008 reached $1.3 billion, an increase of 11.3% over fiscal year 2007. On July 21, 2008, the Assembly approved the Panama Canal Authority’s budget for fiscal year 2009, allocating $152.0 million to the Canal’s investment program and $835.7 million to the Canal’s expansion project relating to the third set of locks. In addition, in September 2009, the Assembly approved the Panama Canal Authority’s budget for fiscal year 2010, allocating $40.3 million to the Canal’s investment program and $752.2 million to the Canal’s expansion project relating to the third set of locks.

On December 9, 2008, the Panama Canal Authority signed a $2.3 billion agreement with five multilateral and development organizations to finance the Canal’s expansion project, which is estimated to cost approximately $5.25 billion. The Japan Bank for International Cooperation (“JBIC”), the European Investment Bank (“EIB”), the IADB, CAF and International Finance Corporation (“IFC”) each agreed to provide the financing under favorable terms to the Panama Canal Authority. The remaining funds for the expansion project are expected to come from the Canal’s regular business operations and implementation of toll increases. To reduce the risk of lowering demand resulting from toll increases, the Panama Canal Authority implemented a three-year toll increase designed to generate the appropriate cash flows needed to finance a significant portion of the program. As of March 2009, the Panama Canal Authority had financed approximately $500 million of the expansion project through internal funding.

The United States, the main source of customers of the Panama Canal, recently experienced a marked deceleration of economic activity. In spite of the economic conditions in the United States, trade via the Panama Canal during its fiscal year ended September 30, 2008 was only slightly affected and toll revenues remained firm. From the beginning of its 2009 fiscal year, which began on October 1, 2008, through August 31, 2009, approximately 13,277 transits passed through the Canal as compared to 13,633 transits for the same period during fiscal year 2008, resulting in a decrease of approximately 2.6%. Approximately 182.8 million long tons of cargo passed through the Canal between October 1, 2008 and August 31, 2009 as compared to 193.8 million long tons during the same period of time for fiscal year 2008, representing a decrease of approximately 5.7%. Toll revenue remained firm despite the decrease in transits. As of August 31, 2009, toll revenue totaled approximately $1.3 billion as compared to $1.2 billion for the same period in fiscal year 2008, representing an increase of approximately 9.5%, mainly due to the effects of the implementation of the toll price adjustment discussed below. During the Panama Canal’s fiscal year ended September 30, 2009, there was a marginal decline in total transits and tonnage as compared to fiscal year ended September 30, 2008, from 14,702 transits to 14,342 transits. However, general cargo and tanker traffic through the Canal increased 12.3% during its fiscal year ended September 30, 2009, as compared to fiscal year ended September 30, 2008.

The Panama Canal Authority estimates a decrease of approximately 5.9% in PC/UMS (Panama Canal Universal Measurement System) tonnage of cargo passing through the Canal during fiscal year 2009, but does not expect toll revenues to experience significant change due to the implementation of the last phase of a three step toll rate increase approved in May 2005. Several shipping companies have recently requested the cancelation or deferral of the scheduled 2009 toll rate increase. The final decision to implement the third phase of the three-step toll increase was made in 2007 after extensive consultations in 2006 and early 2007 and significant accommodations to industry requests. Thus, despite the requests from shipping companies, the Panama Canal Authority believes that its price-setting consultation process provides for transparency and predictability in its pricing proposals in a manner that permits industry-wide participation. The Panama Canal Authority estimates that toll revenue for fiscal year 2010 will be approximately $1.5 billion, which represents approximately $69 million, or 4.7% more than fiscal year 2009.

The estimated results for the Panama Canal are subject to revision based on the duration and severity of the global economic downturn, and accordingly no assurance can be given concerning actual results for fiscal year 2009 or thereafter.

On October 1, 2009, the Panama Canal Authority announced that it will continue until April 30, 2010 a program that provides short-term cost reduction and greater flexibility to its reservation system. The program consists of temporary measures designed to help mitigate the impact of the economic crisis on the Canal’s clients, using information that was obtained through consultation with customers.